Robert S. McLean Executive Vice President, General Counsel, Chief Administrative Officer and Secretary robert.mclean@enproindustries.com

April 5, 2019

Via EDGAR

Edward M. Kelly
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	EnPro Industries, Inc.
Registration Statement on Form S-4
Filed March 28, 2019
File No. 333-230562

Dear Mr. Kelly:

We hereby request that the above-referenced registration statement of EnPro Industries, Inc. (the “Company”) be declared effective as of 10:00 a.m. (Eastern Time) on Monday, April 8, 2019, or as soon thereafter as is practicable.

Thank you for your assistance with this request.

Sincerely,

/s/ Robert S. McLean

Robert S. McLean
Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

cc:	Stephen M. Lynch

5605 Carnegie Boulevard
Charlotte NC 28209-4674
Phone 704 731 1519
Fax 704 731 1511
www.enproindustries.com